SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST HALF OF 2007 RESULTS
(Rio de Janeiro – September 6, 2007) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Petrobras reported a consolidated net income of U.S.$ 6,493 million and consolidated net operating revenues of U.S.$ 38,964 million for the first half of 2007, compared to a consolidated net income of U.S.$ 6,514 million and consolidated net operating revenues of U.S.$ 33,521 million for the first half of 2006.

Petrobras’ total capital expenditures were U.S.$ 8,867 million for the first half of 2007 (48.3% higher than the first half of 2006), of which U.S.$ 4,676 million was invested to expand future crude oil and gas production capacity in Brazil to meet the aggressive growth targets set by our Business Plan. Adjusted EBITDA amounted to U.S.$ 11,813 million, which we believe will provide us with sufficient resources to fund our investments.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Dear shareholders and investors, in the second quarter of 2007, Petrobras was faced with a series of new challenges but again demonstrated its capacity to overcome such challenges, achieving excellent results.

Brazilian oil production averaged 1,795 thousand barrels per day (bpd) in the first half of 2007, 2.3% higher than in the same period of 2006.

In pursuit of our production targets and maintenance of our high growth profile, we launched the P-52 platform in June. We expect the P-52 platform will produce up to 180 thousand bpd, following the commencement of operations in the Roncador field this September. We will be inaugurating three additional platforms by the end of the year, all of which will play a vital part in our future growth: Piranema, with a capacity of 30 thousand bpd, Cidade de Vitória in the Golfinho field with a capacity of 100 thousand bpd, and P-54 in the Roncador field with a capacity of 180 thousand bpd.

We also made some important discoveries along the Brazilian coast, which we believe point to an even more promising future. We encountered deepwater saturated light oil reserves of approximately 29º API in the pre-salt layer of the Pirambu field, part of the Campos Basin, and gas-saturated sand deposits in the Espírito Santo Basin, which may increase recoverable volumes in this area.

We continued to expend considerable effort on resolving the problems in Bolivia and ensuring natural gas supplies for Brazil. Towards this end, we completed the transfer of all the shares of Petrobras Bolívia Refinación S.A. shares to YPFB, in exchange for U.S.$ 112 million. At the same time, we took an important step towards entering the LNG market by approving a contract with Golar LNG Ltd in April to charter two Floating Storage and Regasification Units to be used in the LNG terminals under construction in the southeast and northeast of Brazil. The two vessels will have a joint regasification capacity of up to 742 million cubic feet per day (Mmcf/day). We believe that our LNG Project is the most appropriate technical and economic solution for ensuring flexible gas supplies for thermal power plants, while diversifying Brazil’s sources of natural gas.

On the international front, we formed important agreements that opened up new exploration horizons for us and expanded our presence in promising deepwater areas abroad. For the first time, we signed an exploration and production agreement for four blocks in the Lusitaniana Basin off the Portuguese coast, with a depth of up to 3,000 meters, which we will operate with a 50% share. We also entered into an agreement with ONGC, India’s largest oil and gas company, involving cooperation in various oil industry activities, including the operation of 6 deepwater blocks, 3 in Brazil and 3 in India.

On the stock market, our shares recovered from their first-quarter losses and appreciated substantially both in Brazil (Bovespa) and abroad (NYSE). We also split the ratio of our local shares to our American Depositary Shares (ADS), from four underlying shares per ADS, to two. The measure came into effect on July 2, 2007, and is intended to make our ADS’s more accessible for individual investors on the New York Stock Exchange, thereby expanding our shareholder base.

I would also like to mention the recent agreement to acquire 100% of Suzano Petroquímica S.A. This transaction, as with our joint acquisition of the Ipiranga Group, is in line with our strategic plan of investing selectively in Brazilian and Southern Cone petrochemical projects that will add value to our oil, gas and refining activities. The acquisition will both enhance our petrochemical holdings and help consolidate the Southeast Petrochemical Complex.

Finally, I would like to emphasize the fact that Petrobras, in addition to its excellent financial and operating performance, is recognized by the market for its unwavering commitment to excellence in corporate governance, and regulated by it respect for the environment, the society, and business ethics. This was underscored in June, when the American publication Investor Relations Magazine recognized Petrobras as having the Best Investor Relations Program for Individual Investors. This award, in addition to recognizing our efforts to provide individuals investors with the best possible service, also reflects our total commitment to a transparent relationship with all our shareholders and the public, backed by a corporate governance structure that fully supports our activities and is consistent with our dedication to social responsibility.

Financial Highlights

				For the first half of
			Income statement data
1Q-2007	2Q-2007	2Q-2006	(in millions of U.S. dollars, except for per	2007	2006
			share and per ADS data)
23,700	26,513	22,550	Sales of products and services	50,213	43,775
18,400	20,564	17,307	Net operating revenues	38,964	33,521
(137)	37	(25)	Financial income (expense), net	(100)	(336)
2,159	4,334	3,351	Net income for the period	6,493	6,514
			Basic and diluted earnings per common and
0.49	0.99	0.76	preferred share	1.48	1.49
0.98	1.98	1.52	Basic and diluted earnings per ADS (4)	2.96	2.98

			Other data
43.2	46.5	47.7	Gross margin (%) (1)	44.9	48.6
11.7	21.1	19.4	Net margin (%) (2)	16.7	19.4
52	50	52	Debt to equity ratio (%) (3)	50	52

			Financial and Economic Indicators
57.75	68.76	69.62	Brent crude (U.S.$/bbl)	63.26	65.69
2.1082	1.9831	2.1840	Average Commercial Selling Rate for U.S. dollar (R$/U.S.$)	2.0453	2.1892
2.0504	1.9262	2.1643	Period-end Commercial Selling Rate for U.S. Dollar (R$/U.S.$)	1.9262	2.1643

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4)	For purposes of comparison, net income per ADS was recalculated for the prior periods, due to the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares which became effective as of July 2, 2007. (See Note 12 of our unaudited consolidated financial statements for the six-month period ended June 30, 2007).

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

			For the first half of
1Q-2007	2Q-2007	2Q-2006		2007	2006

2,159	4,334	3,351	Net income for the period	6,493	6,514
1,157	1,382	817	Depreciation, depletion and amortization	2,539	1,633
(306)	(367)	(593)	Financial income	(673)	(401)
106	354	665	Financial expense	460	896
337	(24)	(47)	Monetary and exchange variation on monetary assets and liabilities, net	313	(159)
1,428	1,174	1,757	Total income tax expense	2,602	3,490
(29)	(46)	(47)	Equity in results of non-consolidated companies	(75)	(57)
(15)	(13)	(9)	Other expenses, net	(28)	32
167	15	112	Minority interest in results of consolidated subsidiaries	182	330

5,004	6,809	6,006	Adjusted EBITDA	11,813	12,278

Our adjusted EBITDA is not a U.S. GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

		U.S.$ million
			Percent
			Change
Balance sheet data	06.30.2007	12.31.2006	(06.30.2007	06.30.2006
			versus
			12.31.2006)

Cash and cash equivalents	9,007	12,688	(29.0)	10,385
Short-term debt	1,088	1,293	(15.9)	1,124
Total long-term debt	12,269	12,616	(2.8)	12,152
Total project financings	5,777	6,374	(9.4)	5,450
Total capital lease obligations	908	1,055	(13.9)	1,156
Net debt (1)	11,035	8,650	27.6	9,497
Shareholders’ equity (2)	54,767	44,299	23.6	41,879
Total capitalization (3)	74,809	65,637	14.0	61,761

	U.S.$ million
Reconciliation of Net debt	06.30.2007	12.31.2006	06.30.2006
Total long-term debt	12,269	12,616	12,152
Plus short-term debt	1,088	1,293	1,124
Plus total project financings	5,777	6,374	5,450
Plus total capital lease obligations	908	1,055	1,156
Less cash and cash equivalents	9,007	12,688	10,385
Net debt (1)	11,035	8,650	9,497

Our net debt increased 27.6% to U.S.$ 11,035 million as of June 30, 2007 as compared to U.S.$ 8,650 million as of December 31, 2006, primarily due to a decrease in our cash and cash equivalents, primarily as a result of: dividend payments during the first half of 2007 and the increase in our capital expenditures during the first half of 2007 as compared to the first half of 2006.

(1)	Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.
(2)	Shareholders’ equity includes obligation adjustments in the amount of U.S.$ 2,276 million at June 30, 2007, U.S.$ 2,052 million at December 31, 2006 and U.S.$ 2,089 million at June 30, 2006 related to “Post-retirement benefit reserves adjustments, net of tax - pension cost; and U.S.$ 1,095 million at June 30, 2007and U.S.$ 987 million December 31, 2006 related to “Post-retirement benefit reserves adjustments, net of tax - health care cost”.
(3)	Total capitalization is calculated as shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

OPERATING HIGHLIGHTS

				For the first half of
1Q-2007	2Q-2007	2Q-2006		2007	2006
			Average daily crude oil and gas production
1,926	1,920	1,895	Crude oil and NGLs (Mbpd) (1)	1,924	1,903
1,800	1,789	1,757	Brazil	1,795	1,754
111	117	121	International	114	140
15	14	17	Non-consolidated international production(2)	15	9
2,274	2,298	2,268	Natural gas (Mmcfpd) (3)	2,280	2,244
1,644	1,614	1,692	Brazil	1,626	1,656
618	672	570	International	642	582
12	12	6	Non-consolidated international production(2)	12	6

			Crude oil and NGL average sales price (U.S. dollars per bbl)
47.79	57.04	58.20	Brazil (4)	52.42	55.92
42.41	45.60	47.30	International	44.03	42.43

			Natural gas average sales price (U.S. dollars per Mcf)
5.45	6.03	2.60	Brazil (5)	5.73	2.60
2.41	2.33	2.05	International	2.37	1.99

			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
16.24	17.95	17.54	Including government take (6)	17.10	17.44
7.20	7.33	6.12	Excluding government take (6)	7.27	6.22
3.89	4.19	3.10	Crude oil and natural gas – International	4.05	3.03

			Refining costs (U.S. dollars per boe)
2.54	2.69	2.07	Brazil	2.62	1.99
2.42	3.01	1.36	International	2.70	1.46
Refining and marketing operations (Mbpd)
2,227	2,167	2,114	Primary Processed Installed Capacity	2,167	2,115
			Brazil (7)
1,986	1,986	1,985	Installed capacity	1,986	1,986
1,781	1,796	1,795	Output of oil products	1,789	1,803
90%	89%	91%	Utilization	89%	91%
			International
241	181	129	Installed capacity	181	129
260	252	105	Output of oil products	256	105
85%	86%	81%	Utilization	85%	81%
77	78	80	Domestic crude oil as % of total feedstock processed	78	80
			Imports (Mbpd)
340	410	354	Crude oil imports	375	349
97	159	88	Oil product imports	128	102
			Exports (Mbpd)
377	321	267	Crude oil exports (8)(9)	349	265
247	271	281	Oil product exports (9)	259	275

187	23	106	Net exports of crude oil and oil products	105	89

			Other Imports and Exports (Mbpd)
146	157	149	Import of gas and others	151	148
1	3	6	Exports of other products (9)	2	4

			Sales Volume (thousand bpd)
1,646	1,709	1,660	Oil products	1,678	1,638
53	51	26	Alcohol and others	53	37
226	234	239	Natural gas	230	236

1,925	1,994	1,925	Total domestic market	1,961	1,911
625	595	554	Exports	610	544
655	654	459	International sales and other operations	655	448

1,280	1,249	1,013	Total international market (8)	1,265	992

3,205	3,243	2,938	Total	3,226	2,903

(1)	Includes production from shale oil reserves.
(2)	Non-consolidated companies in Venezuela.
(3)	Does not include liquefied natural gas. Includes reinjected gas.
(4)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5)	Internal transfer prices from Exploration and Production to Gas and Energy. The increase in the first half of 2007 is due to the new methodology that takes in consideration the international natural gas prices as one of the variables.
(6)	Government take includes royalties, special government participation and rental of areas.
(7)	As per ownership registered with and acknowledged by the National Petroleum Agency (ANP).
(8)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(9)	Volumes of exports include exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Domestic crude oil and natural gas liquid (NGL) production increased 2.3% to 1,795 thousand barrels per day for the first half of 2007, as compared to 1,754 thousand barrels per day for the first half of 2006. This increase was primarily attributable to the operational start-up of the platforms P-50 (Albacora Leste), FPSO-Capixaba (Golfinho), P-34 (Jubarte) and FPSO-Cidade de Rio de Janeiro (Espadarte), which jointly added approximately 200 thousand bpd, offset by the natural decline in production of the mature fields and the occurrence of operational problems.

International consolidated crude oil and NGL production decreased 18.6% to 114 thousand barrels per day for the first half of 2007, as compared to 140 thousand barrels per day for the first half of 2006. This decrease was primarily due to the exclusion of Venezuelan operations from our consolidated results, as a result of the contractual shift from an operating agreement to a joint venture agreement, in which the Venezuelan government assumed a controlling interest through PDVSA. (See Note 16 of our unaudited consolidated financial statements for the six-month period ended June 30, 2007).

Natural Gas

Domestic natural gas production amounted to 1,626 million cubic feet per day (Mmcfpd) for the first half of 2007, as compared to 1,656 Mmcfpd for the first half of 2006. The decrease in domestic natural gas production was primarily due to a decrease in market demand, particularly with respect to thermal power in the southeast, associated with the natural production decline, partially compensated by the start-ups of P-50 (Albacora Leste), on April 2006, FPSO-Capixaba (Golfinho), on May 2006, P-34 (Jubarte), on December 2006, Manati, on January 2007 and FPSO-Cidade do Rio de Janeiro (Espadarte), on January 2007.

International gas production increased 10.3% to 642 Mmcfpd for the first half of 2007, as compared to 582 Mmcfpd for the first half of 2006, primarily due to the resumption of normal production in the United States, which (1) had been adversely affected in 2006 by hurricanes Rita and Katrina; and (2) was positively affected by the start-up of production in the Cottonwood field in February 2007.

Lifting Costs

Our lifting costs in Brazil, excluding government take (consisting of royalties, special government participation and rental of areas), increased 16.9% to U.S.$ 7.27 per barrel of oil equivalent for the first half of 2007, from U.S.$ 6.22 per barrel of oil equivalent for the first half of 2006. Excluding the impact of the 6.6% appreciation of the Real, our lifting costs per barrel of oil equivalent climbed by 12.0% due to higher service and material costs, caused by the upturn in industrial activity and the increase in personnel expenses as a result of wage hikes and the increase in the workforce to operate the new production units.

Our lifting costs in Brazil, including government take, decreased 1.9% to U.S.$ 17.10 per barrel of oil equivalent for the first half of 2007, from U.S.$ 17.44 per barrel of oil equivalent for the first half of 2006, due to the decrease in the average Brazilian oil price used as a reference to assess the government take (which is tied to international prices) and the reduction in the tax rate in those fields with a natural decline in production.

Our international lifting costs increased 33.7% to U.S.$ 4.05 per barrel of oil equivalent for the first half of 2007, as compared to U.S.$ 3.03 per barrel of oil equivalent for the first half of 2006. This increase was primarily due to: (1) higher expenditures associated with third-party services and materials in Argentina; (2) increased expenditures in the United States following the return to normal operations, after the partial production stoppage in 2006 due to the hurricanes; (3) the operational start-up of the deepwater Cottonwood field with a higher average cost; and (4) higher expenses in Angola from the recovery of mature wells and installation maintenance.

Refining

The feedstock (output of oil products) processed by our refineries in Brazil decreased 0.8% from 1,803 Mbpd for the first half of 2006 to 1,789 Mbpd for the first half of 2007, due to scheduled maintenance stoppages in the RPBC, Reduc, Repar and Refap refineries during the first quarter of 2007. During the second quarter of 2007, processed volumes fully recovered from the prior decline.

Feedstock processed by our international refineries for the first half of 2007 increased 143.8% to 256 Mbpd as compared to 105 Mbpd for the first half of 2006, due to the inclusion of the Pasadena refinery (USA) as of October 2006 and the increase in Argentinean refining capacity, offset by the sale of our Bolivian refineries in the second quarter of 2007.

Refining Costs

Domestic refining costs increased 31.7% to U.S.$ 2.62 per barrel of oil equivalent for the first half of 2007, as compared to U.S.$ 1.99 per barrel of oil equivalent for the first half of 2006. This increase is due to: (1) increased operating expenses from materials and services, reflecting the investments we made to adapt the refineries to new product quality demands; and (2) the increase in the number and scope of scheduled stoppages. Excluding the impact of the 6.6% appreciation of the Real on Real-denominated refining costs, these costs would have climbed by 25.0% .

International refining costs increased 84.9% to U.S.$ 2.70 per barrel of oil equivalent for the first half of 2007, as compared to U.S.$ 1.46 per barrel of oil equivalent for the first half of 2006 due to the inclusion of the Pasadena refinery (USA) as of October 2006.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas increased 2.6 % to 1,961 thousand barrels per day for the first half of 2007, as compared to 1,911 thousand barrels per day for the first half of 2006. The increase in sales volume was led by diesel, LPG, aviation fuel and fuel oil. The increase in diesel sales reflected the improved agricultural performance resulting from the higher grain harvest. Population growth and higher earnings among lower income groups pushed LPG sales. GDP growth and the increase in tourism, supported by the appreciation of the Real against the dollar, increased sales of aviation fuel.

Oil and oil products export volumes rose by 12.1% in the first half of 2007 as compared to the first half of 2006, as a consequence of higher oil production.

Our sales volumes in the international market increased by 46.2% to 655 thousand barrels per day for the first half of 2007, as compared to 448 thousand barrels per day for the first half of 2006, mainly due to the increase in trading transactions and the Pasadena refinery’s operations, offset by the elimination of our operations in Venezuela and the sale our Bolivian refineries.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, electricity and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are composed of labor expenses, costs of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and costs of exploration;

  selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

  fluctuations in the Real/U.S. dollar and Argentine peso/U.S. dollar exchange rates;

  Brazilian political and economic conditions; and

  the amount in taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2007 COMPARED TO THE FIRST HALF OF 2006

The comparison between our results of operations for the first half of 2007 and for the first half of 2006 has been affected by the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

Revenues

Net operating revenues increased 16.2% to U.S.$ 38,964 million for the first half of 2007, as compared to U.S.$ 33,521 million for the first half of 2006. This increase was primarily attributable to: an increase in sales volume both in the domestic and international markets; and the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

Consolidated sales of products and services increased 14.7% to U.S.$ 50,213 million for the first half of 2007, as compared to U.S.$ 43,775 million for the first half of 2006, primarily due to the increases mentioned immediately above.

Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:

  Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 9.9% to U.S.$ 9,382 million for the first half of 2007, as compared to U.S.$ 8,540 million for the first half of 2006, primarily due to the increase in our sales of our products and services mentioned above; and

  CIDE, the per-transaction fee due to the Brazilian government, which increased 8.9% to U.S.$ 1,867 million for the first half of 2007, as compared to U.S.$ 1,714 million for the first half of 2006. This increase was primarily attributable to the increase in sales volume of our products and services; and to the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

Cost of sales (excluding Depreciation, depletion and amortization)

Cost of sales for the first half of 2007 increased 24.4% to U.S.$ 21,453 million, as compared to U.S.$ 17,244 million for the first half of 2006. This increase was principally a result of:

  a U.S.$ 2,391 million increase in costs associated with a 27.5% increase in our international market sales volumes, including costs related to Pasadena Refinery;

  a U.S.$ 1,694 million increase in the cost of imports due to higher volumes of products imported;

  a U.S.$ 256 million increase in costs associated with our international trading activities, due to increases in volume from offshore operations, conducted by PifCo; and

  the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

These increases were partially offset by a U.S.$ 398 million decrease in taxes and charges imposed by the Brazilian government totaling U.S.$ 3,237 million for the first half of 2007, as compared to U.S.$ 3,635 million for the first half of 2006. This decrease in taxes and charges was largely related to a decrease in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) of U.S.$ 1,671 million for the first half of 2007, as compared to U.S.$ 1,900 million for the first half of 2006; due to the 12% decrease in the reference price for local oil, which averaged U.S.$ 50.76 in the first half of 2007, as compared to U.S.$ 53.76 in the first half of 2006, reflecting lower reference prices for crude oil on the international markets, and the reduction in the special participation tax due to the natural decline in production in fields subject to special participation, which reduced the applicable tax bracket for those fields.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 55.5% to U.S.$ 2,539 million for the first half of 2007, as compared to U.S.$ 1,633 million for the first half of 2006. This increase was primarily attributable to the following: (1) an increase in depletion and amortization related to property, plant and equipment associated with our crude oil and natural gas production; (2) increased capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production; and (3) the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

Exploration, including exploratory dry holes

Exploration costs, including costs for exploratory dry holes, increased 68.1% to U.S.$ 506 million for the first half of 2007, as compared to U.S.$ 301 million for the first half of 2006. This increase was primarily attributable to the U.S.$ 204 million increase in exploration and drilling expenses related to seismic drilling abroad; and to the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 18.1% to U.S.$ 2,706 million for the first half of 2007 as compared to U.S.$ 2,292 million for the first half of 2006.

Selling expenses increased 9.2% to U.S.$ 1,262 million for the first half of 2007, as compared to U.S.$ 1,156 million for the first half of 2006. This increase was primarily attributable to the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

General and administrative expenses increased 27.1% to U.S.$ 1,444 million for the first half of 2007 as compared to U.S.$ 1,136 million for the first half of 2006. This increase was primarily attributable to:

  an increase of approximately U.S.$ 125 million in personnel expenses due to: (1) the increase in our workforce and salaries; (2) personnel training and development programs; and (3) new companies abroad;

  an increase of approximately U.S.$ 91 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities; and

  the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

Research and development expenses

Research and development expenses increased 17.4% to U.S.$ 398 million for the first half of 2007, as compared to U.S.$ 339 million for the first half of 2006. This increase was primarily due to:

  U.S.$ 35 million in expenses related to regulation ANP 05/2005, pursuant to which concessionaires must invest an amount, corresponding to 1% of the gross income from production in a given field, in qualifying research and development activities in Brazil; and

  the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

Other operating expenses

Other operating expenses increased to a total of U.S.$ 1,312 million for the first half of 2007, as compared to U.S.$ 272 million for the first half of 2006. A breakdown of other operating expenses by segment is shown on page 30.

The most significant charges for the first half of 2007 were:

  a U.S.$ 512 million expense related to the amendments to certain clauses in the Petros Pension Plan regulations;

  a U.S.$ 255 million expense for institutional relations and cultural projects;

  a U.S.$ 120 million expense for idle capacity from thermoelectric power plants;

  a U.S.$ 110 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

  a U.S.$ 97 million expense for health, safety, and environment (HSE); and

  a U.S.$ 60 million expense related to the implementation of our new salaries plan.

The most significant charges for the first half of 2006 were:

  a U.S.$ 206 million expense for institutional relations and cultural projects;

  a U.S.$ 179 million gain related to bonus received from partners and other results with non-core activities;

  a U.S.$ 129 million expense for idle capacity from thermoelectric power plants;

  a U.S.$ 73 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits; and

  a U.S.$ 52 million expense for HSE.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased to a gain of U.S.$ 75 million for the first half of 2007, as compared to a gain of U.S.$ 57 million for the first half of 2006, primarily as a result of the increase in gains in investments in Companhia Mega.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased to a gain of U.S.$ 673 million for the first half of 2007 as compared to a gain of U.S.$ 401 million for the first half of 2006. This increase was primarily attributable to the increase in financial interest income from short-term investments in the amount of U.S.$ 220 million in the first half of 2007 as compared to the first half of 2006, resulting from the reduction in the dollar-denominated portion. A breakdown of financial income and expenses is set forth in Note 8 of our unaudited consolidated financial statements for the six-month period ended June 30, 2007.

Financial expenses

Financial expenses decreased 48.7% to U.S.$ 460 million for the first half of 2007, as compared to U.S.$ 896 million for the first half of 2006. This decrease was primarily attributable to the decrease of U.S.$ 423 million of losses on derivative instruments in the first half of 2007 as compared to the first half of 2006. A breakdown of financial income and expenses is set forth in Note 8 of our unaudited consolidated financial statements for the six-month period ended June 30, 2007.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a loss of U.S.$ 313 million for the first half of 2007, as compared to a gain of U.S.$ 159 million for the first half of 2006. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 9.9% appreciation of the Real against the U.S. dollar during the first half of 2007, as compared to the 7.5% appreciation of the Real against the U.S. dollar during the first half of 2006.

Employee benefit expense for non-active participants

The employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs. Our employee benefit expense for non-active participants decreased 8.1 % to U.S.$ 467 million for the first half of 2007, as compared to U.S.$ 508 million for the first half of 2006. This decrease was primarily attributable to the increase in the expected return on plan assets as a result of the anticipated good market performance during 2007.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 7.7% to U.S.$ 309 million for the first half of 2007, as compared to U.S.$ 287 million for the first half of 2006. This increase was primarily attributable to the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net increased to a gain of U.S.$ 28 million for the first half of 2007, as compared to a loss of U.S.$ 32 million for the first half of 2006, primarily due to the gain of U.S.$ 46 million recorded in other expenses, net, as a result of the sale of the Bolivian refineries and the Hydroneuquen plant of PESA-Argentina.

Income tax (expense) benefit

Income before income taxes and minority interest decreased 10.2% to U.S.$ 9,277 million for the first half of 2007, as compared to U.S.$ 10,334 million for the first half of 2006. Income tax expense decreased 25.4 % to U.S.$2,602 million for the first half of 2007, as compared to U.S.$ 3,490 million for the first half of 2006, primarily due to the decrease in income mentioned above and the additional tax benefits related to: (1) tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities, in the amount of U.S.$ 494 million; and (2) the provisioning of interest on shareholder's equity in the amount of U.S.$ 365 million. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 4 of our unaudited consolidated financial statements for the six-month period ended June 30, 2007.

THE PETROLEUM AND ALCOHOL ACCOUNT

After having provided all needed information required by the National Treasury Secretariat – STN, we are currently involved in discussions with the Secretariat that are aimed at resolving the remaining outstanding differences existing between us, in order to conclude the settlement process as established by Provisional Measure No. 2,181, of August 24, 2001.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account with any other amount owed by us to the Federal Government, including taxes; or (3) by a combination of the above options.

The following summarizes the changes in the Petroleum and Alcohol account for the first half of 2007:

U.S. $ million

Balance as of December 31, 2006	368
Financial income	4
Translation gain	40

Balance as of June 30, 2007	412

CHANGE IN RELATION OF UNDERLYING SHARES AND ADS’S

On May 11, 2007, our Board of Directors approved the change in the ratio of underlying shares of Petrobras and the American Depositary Shares (ADS’s) from the existing 4 (four) shares for each ADS to 2 (two) shares for each ADS. The purpose of this change in the ratio between the shares and ADS’s is to facilitate the purchase of ADS’s on the New York Stock Exchange – NYSE by small investors, consequently broadening our shareholder base. This decision also reflects our confidence in our future results. This change came into effect on July 2, 2007. The effect of the change in the ratio between the shares and ADS’s is reflected in our unaudited consolidated financial statements as of June 30, 2007 and all amounts have been retroactively restated to reflect this change.

CHANGES IN THE REGULATIONS OF PETROS PLAN

On August 17, 2007, our Executive Board approved changes in Petros Pension Plan regulations with respect to the means of readjusting the benefits and pensions, that will increase “Employees’ post-retirement benefit obligations – Pension” in the amount of U.S.$ 272 million and “Accumulated other comprehensive income, Post-retirement benefit reserves adjustments, net of tax - pension cost”, in the amount of U.S.$180 million. According to the new pension regulations, the benefits will no longer be tied to the sponsors’ salaries and the benefits paid by the Official Social Security System. As the changes in the regulations are linked to the conclusion of the repactuation process, we are waiting for the final settlement of some judicial proceedings to determine whether this increase in pension obligations should be accrued. The Executive Board also approved the terms of an agreement to be signed by Petrobras and Petros, in the amount of U.S.$ 2,474 million that will be paid on installments over the next 20 years, in order to guarantee pension obligations. See Note 11 of our unaudited consolidated financial statements for the six-month period ended June 30, 2007.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S.$ million
	For the first half of

	2007	2006
Exploration and Production	5,689	6,388
Supply	2,001	1,635
Gas and Energy	(214)	(136)
International	(21)	210
Distribution	203	147
Corporate	(932)	(1,224)
Eliminations	(233)	(506)

Net income	6,493	6,514

SEGMENT RESULTS
E&P

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at their natural gas processing plants.

Consolidated net income for our Exploration and Production segment decreased 10.9% to U.S.$ 5,689 million for the first half of 2007, as compared to U.S.$ 6,388 million for the first half of 2006. This decrease was primarily attributable to:

  an increase of U.S.$ 533 million in cost of sales as a result of: (1) the 2.3% increase in oil and NGL production; and (2) the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006; and

  an increase of U.S.$ 584 million in depreciation, depletion and amortization primarily as result of: (1) an increase in capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production; and (2) an increase in depletion related to property, plant and equipment associated with our increased crude oil and natural gas production.

These effects were partially offset by the increase of U.S.$ 144 million in net operating revenues, primarily related to: (1) the 2.3% increase in crude oil and NGL production; and (2) the increase in average transfer prices for natural gas due to new methodology that takes into consideration the international natural gas prices as one of the variables. These increases in net operating revenues were partially offset by the decline in average oil sales prices and the fact that the spread between the average price of sold/transferred domestic oil and the average Brent price rose from U.S.$ 9.77/bbl in the first half of 2006, to U.S.$ 10.84/bbl in the first half of 2007.

SUPPLY

Supply

Our Supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Consolidated net income for our Supply segment increased 22.4% to U.S.$ 2,001 million for the first half of 2007, as compared to consolidated net income of U.S.$ 1,635 million for the first half of 2006. This increase was primarily a result of an increase of U.S.$ 3,327 million in net operating revenues, mainly attributable to: (1) an increase in sales volumes in the domestic and international markets; (2) an increase in the average realization price of oil products in the domestic market; and (3) the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

These effects were partially offset by:

  the increase of U.S.$ 2,153 million in the cost of sales, mainly attributable to: (1) an increase in sales volumes in the domestic and international markets; and (2) the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006, despite the reduction in average oil acquisition prices;

  the increase of U.S.$ 224 million in other operating expenses, mainly attributable to a U.S.$ 62 million expense related to the amendments to certain clauses in Petros Plan regulations; and

  an increase of U.S.$ 221 million in selling, general and administrative expenses as a result of: (1) an increase in selling expenses, mainly due to an increase in sales volumes; (2) an increase in personnel expenses due to the increase in our workforce and salaries, and the personnel training and development programs; and (3) an increase in the third-party service expenses.

GAS AND ENERGY

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Our Gas and Energy segment registered a net loss of U.S.$ 214 million for the first half of 2007, as compared to a net loss of U.S.$ 136 million for the first half of 2006.

This increase in our net loss was primarily attributable to a U.S.$ 122 million increase in cost of sales, primarily related to: (1) an increase in the acquisition cost of natural gas; (2) the 2.5% decrease in natural gas sales volume; and (3) the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

These effects were partially offset by an increase of U.S.$ 39 million in net operating revenues as a result of the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

INTERNATIONAL

International

The International segment represents our international activities conducted in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Our International segment generated a net loss of U.S.$ 21 million in the first half of 2007, as compared to a net income of U.S.$ 210 million in the first half of 2006. This decrease was primarily attributable to:

  increases in costs of sales in the amount of U.S.$ 1,596 million, primarily as a result of: (1) the consolidation of Pasadena, a refinery we acquired in 2006 in the U.S.; and (2) an increase in production costs in Argentina due to lifting cost and depreciation increases;

an increase of U.S.$ 161 million in exploration and drilling expenses, mainly in Turkey, Angola, Iran, the United States, and Libya; and

  an increase of U.S.$ 104 million in sales and general and administrative expenses, due to increased operations by our foreign subsidiaries, corporate acquisitions and the constitution of new companies.

These increases were partially offset by:

an increase of U.S.$ 1,613 million in net operating revenues as a result of the consolidation of the Pasadena refinery despite the reduced revenues from Venezuelan operations; and

a gain of U.S.$ 46 million recorded in other expenses, net, due to the sale of the Bolivian refineries and the Hydroneuquen plant of PESA-Argentina.

DISTRIBUTION

Distribution

Our Distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil. Our participation in the Brazilian fuel distribution market, in accordance with the new criteria relating to the volume of the alcohol market, in the first half of 2007, represented 34.1% of all sales as compared to 31.4% in the first half of 2006 (equivalent to 32.5% as calculated using the previous criteria).

Consolidated net income for our Distribution segment increased 38.1% to U.S.$ 203 million for the first half of 2007, as compared to U.S.$ 147 million for the first half of 2006. This result was affected by an increase of U.S.$ 1,577 million in net operating revenues, primarily resulting from the increase in the sales volumes; and the effects of the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

These effects were partially offset by an increase of U.S.$ 1,429 million in costs of sales, mainly due to the increase in the sales volumes; and the 6.6% increase in the value of the Real against the U.S. dollar in the first half of 2007, as compared to the first half of 2006.

CORPORATE

Corporate

Our Corporate segment includes our financial results and those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, which include actuarial expenses related to our pension and health care plans for non-active participants.

Consolidated net loss for our Corporate segment decreased to U.S.$ 932 million in the first half of 2007, compared to a net loss of U.S.$ 1,224 million in the first half of 2006.

This decrease in net loss was primarily attributable to the following items:

  a decrease in financial income (expenses) net, which amounted to a loss of U.S.$ 100 million for the first half of 2007 as compared to a loss of U.S.$ 336 million for the first half of 2006. This decrease was primarily attributable to the decrease of U.S.$ 423 million of fair value adjustments on gas hedge transactions in the first half of 2007 as compared to the first half of 2006; and

  a decrease in income tax expense due to the additional tax benefits related to: (1) tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities, in the amount of U.S.$ 494 million; and (2) the provisioning of interest on shareholder's equity in the amount of U.S.$ 365 million in the first half of 2007 as compared to the first half of 2006.

          These effects were partially offset by:

an increase in other operating expenses related to the amendments to certain clauses in Petros Pension Plan regulations in the amount of U.S.$ 314 million; and

an increase in selling, general and administrative expenses, in the amount of U.S.$ 129 million, mainly due to higher personnel expenses due to the increase in our workforce and salaries.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Business Plan released on August 14, 2007, which provides for capital expenditures of U.S.$ 112.4 billion from 2008 through 2012. We will continue our policy of extending the term of our debt maturity profile and reducing financial leverage which despite increased investments will be less than the previous plan. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitization and issuance of debt.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On June 30, 2007, we had cash and cash equivalents of U.S.$ 9,007 million as compared to U.S.$ 12,688 million at December 31, 2006. The decrease in our cash and cash equivalents was primarily as a result of: dividend payments during the first half of 2007 and the increase in our capital expenditures during the first half of 2007 as compared to the first half of 2006.

Operating activities provided net cash flows of U.S.$ 10,678 million for the first half of 2007, as compared to U.S.$ 9,182 million for the first half of 2006. Cash generated by operating activities was mainly affected by net operating revenues that increased U.S.$ 5,443 million during the first half of 2007 as compared to the first half of 2006. See analysis of results of operations on page 9.

Net cash used in investing activities increased to U.S.$ 9,036 million for the first half of 2007, as compared to U.S.$ 5,778 million for the first half of 2006. This increase was due primarily to our capital expenditures associated with our operating activities, which used U.S.$ 8,867 million, including U.S.$4,676 million related to our exploration and production projects in Brazil, mainly in the Campos basin.

Net cash used in financing activities was U.S.$ 6,220 million for the first half of 2007, as compared to net cash used in financing activities in the amount of U.S.$ 3,553 million for the first half of 2006 This increase was primarily due to an increase in the amount of dividends paid to shareholders, in the first half of 2007 as compared to the same period of 2006.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. At June 30, 2007, our short-term debt (excluding current portions of long-term obligations) amounted to U.S.$ 1,088 million as compared to U.S.$ 1,293 million at December 31, 2006.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt amounted to U.S.$ 12,269 million at June 30, 2007 as compared to U.S.$ 12,616 million at December 31, 2006.

Project financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 5,777 million at June 30, 2007, as compared to U.S.$ 6,374 million at December 31, 2006. This decrease in outstanding project financing was primarily due to the conclusion of EVM financing structure and the prepayment of obligations related to NTS and NTN projects by PifCo. See Note 9 of our unaudited consolidated financial statements for the six-month period ended June 30, 2007.

Extinguished securities

On June 30, 2007 and December 31, 2006, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 909 million and U.S.$ 982 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt. See Note 7 of our unaudited consolidated financial statements for the six-month period ended June 30, 2007.

Off Balance Sheet Arrangements

As of June 30, 2007, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our Business Plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 8,867 million in the first half of 2007, a 48.3% increase as compared to our investments of U.S.$ 5,979 million in the first half of 2006. Our investments in the first half of 2007 were primarily directed towards increasing our production capabilities in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the first half of 2007, U.S.$ 4,676 million was made in connection with exploration and development projects mainly in the Campos basin (52.7%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the first half of 2007 and 2006:

Activities

		U.S.$ million
		For the six month period
		ended June 30,
		2007	2006
•	Exploration and Production	4,676	3,476
•	Supply	1,184	904
•	Gas and Energy	678	472
•	International:
•	Exploration and Production	1,709	602
•	Supply	94	50
•	Distribution	13	6
•	Gas and Energy	3	-
•	Distribution	187	127
•	Corporate	323	342

Total capital expenditures		8,867	5,979

Dividends

On April 02, 2007, the Ordinary General Shareholders Meeting approved dividends relating to the year ended 2006, amounting to US$3,693 million corresponding to US$0.84 per common and preferred share, including interest on shareholders’ equity, of which US$2,052 million was made available to the shareholders on January 04, 2007, corresponding to US$0.47 per share, based on the share position as of October 31, 2006, US$923 million was provided on March 30, 2007, based on the share position as of December 28, 2006, corresponding to US$0.21 per share and the remaining balance of US$718 million, corresponding to US$0.16 per share, was provided within the legal term on May 17, 2007, based on the share position as of April 02, 2007.

These dividends were restated according to the Selic interest rate from December 31, 2006 to May 17, 2007, the date payment of each portion commenced.

On July 25, 2007, our Board of Directors approved the distribution of remuneration to the shareholders in the form of interest on shareholder’s equity, in accordance with Article 9 of Law 9,249/95 and Decrees nº 2,673/98 and 3,381/00, in the amount of U.S.$ 1,139 million, corresponding to a gross value of US$0.26 per common and preferred shares. This amount had already been accrued for in our unaudited consolidated financial statements as of June 30, 2007.

This interest on shareholder’s equity will be made available to the shareholders by January 31, 2008, based on the share position as of August 17, 2007, corresponding to U.S.$ 0.26 per common and preferred share, and will be deducted from the dividends to be distributed at the end of the financial year of 2007, restated according to variations in the Selic interest rate, if paid prior to December 31, 2007, from the actual date of payment to the end of that financial year. If paid out in 2008, the amount to be paid will be restated monthly according to variations in the Selic interest rate, from December 31, 2007 up to the date on which payment commences.

This interest on share capital is subject to 15% (fifteen percent) income tax, except for those shareholders who can claim immunity or exemption.

Ipiranga Acquisition

On April 18, 2007, Ultrapar, with Braskem S.A. and Petrobras (through a commission agreement) as intervening parties, acquired for the amount of U.S.$ 2,694 million (R$ 5,486 million), 61.6% of the common shares and 13.8% of the preferred shares in Refinaria de Petróleo Ipiranga SA (“RPI”), 65.5% of the common shares and 12.6% of the preferred shares in Distribuidora de Produtos de Petróleo Ipiranga SA (“DPPI”), and 3.6% of the common shares and 0.4% of the preferred shares in Companhia Brasileira de Petróleo Ipiranga (“CBPI”) held by the controlling shareholders of the Ipiranga Group.

Under the agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar will have control over the fuel and lubricant distribution businesses in the South and South-East regions (“Southern Distribution Assets”), we will have control over the fuel and lubricant distribution businesses in the North, NorthEast and Central-West regions (“Northern Distribution Assets”), and Braskem will have control over the petrochemical assets of Ipiranga Química SA, Ipiranga Petroquímica SA (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul). The oil refinery assets held by RPI will be equally shared by us, Ultrapar and Braskem.

On April 18, 2007, we, Ultrapar and Braskem paid as established in the purchase and sale agreement signed on March 18, 2007, U.S.$ 1,017 million relative to the controlling shareholders portion of the Ipiranga Group, U.S.$ 365 million of which was paid by us.

In the petrochemical businesses, we hold 8.94% of the total capital and 27.13% of the voting capital of Ipiranga Química, recording the amount of U.S.$ 211 million (R$ 429,405 thousand) as “Investments in non-consolidated companies and other investments”.

In the refinery businesses, we hold 10.01% of the total capital of RPI, recording the amount of U.S.$ 1.5 million (R$ 3,013 thousand) as “Investments in non-consolidated companies and other investments” and have taken a provision for loss in investments in the same amount due to negative stockholders equity.

In the distribution business, we recorded the amount of U.S.$ 154 million (R$ 313,342 thousand), relating to the distribution assets, as an advance in “Other assets”, in long term receivables awaiting the Council for Economic Defense (CADE)’s final decision on the transaction. See Note 17 of our unaudited consolidated financial statements for the six-month period ended June 30, 2007.

Acquisition of Suzano Petroquímica

On August 03, 2007, we entered into a share purchase agreement to acquire all the shares comprising the share capital of Suzano Petroquímica S.A. (SZPQ) held, directly or indirectly, by the controlling shareholders of Suzano Holding S.A. (SH), for a total price of U.S.$ 1,090 million, to be ratified by the Extraordinary General Meeting of the Shareholders of Petrobras to be called opportunely, as stipulated in Article 256 of Law No. 6.404/76.

This transaction is subject to conclusion of the due diligence process, certain corporate acts required to structure the transaction, all the procedures set forth in the shareholders’ agreements of which SZPQ parties a party, and the consent of SZPQ’s creditors to the change in control of SZPQ, in the terms of the loan agreements negotiated, among others.

The transaction will be presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense – CADE, Office of Economic Law – SDE, Secretary for Economic Monitoring – SEAE), within the timeframes and in accordance with the procedures specified in legislation in force.

See Note 18 of our unaudited consolidated financial statements for the six-month period ended June 30, 2007.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				For the first half of,
1Q-2007	2Q-2007	2Q-2006		2007	2006

23,700	26,513	22,550	Sales of products and services	50,213	43,775
			Less:
(4,427)	(4,955)	(4,367)	Value-added and other taxes on sales and services	(9,382)	(8,540)
(873)	(994)	(876)	CIDE	(1,867)	(1,714)

18,400	20,564	17,307	Net operating revenues	38,964	33,521

(10,455)	(10,998)	(9,132)	Cost of sales	(21,453)	(17,244)
(1,157)	(1,382)	(817)	Depreciation, depletion and amortization	(2,539)	(1,633)
(302)	(204)	(163)	Exploration, including exploratory dry holes	(506)	(301)
(1,358)	(1,348)	(1,155)	Selling, general and administrative expenses	(2,706)	(2,292)
(180)	(218)	(226)	Research and development expenses	(398)	(339)
(733)	(579)	(191)	Other operating expenses	(1,312)	(272)

(14,185)	(14,729)	(11,684)	Total costs and expenses	(28,914)	(22,081)

29	46	47	Equity in results of non-consolidated companies	75	57
306	367	593	Financial income	673	401
(106)	(354)	(665)	Financial expense	(460)	(896)
			Monetary and exchange variation on monetary
(337)	24	47	assets and liabilities, net	(313)	159
			Employee benefit expense for non-active
(226)	(241)	(255)	participants	(467)	(508)
(142)	(167)	(179)	Other taxes	(309)	(287)
15	13	9	Other expenses, net	28	(32)

(461)	(312)	(403)		(773)	(1,106)

3,754	5,523	5,220	Income before income taxes and minority interest	9,277	10,334

			Income tax expense:
(1,318)	(1,432)	(1,854)	Current	(2,750)	(3,225)
(110)	258	97	Deferred	148	(265)

(1,428)	(1,174)	(1,757)	Total income tax expense	(2,602)	(3,490)

			Minority interest in results of consolidated
(167)	(15)	(112)	subsidiaries	(182)	(330)

2,159	4,334	3,351	Net income for the period	6,493	6,514

			Weighted average number of shares outstanding
2,536,673,672	2,536,673,672	2,536,673,672	Common	2,536,673,672	2,536,673,672
1,850,364,698	1,850,364,698	1,849,478,028	Preferred	1,850,364,698	1,849,478,028

Basic and diluted earnings per share

0.49	0.99	0.76	Common and Preferred	1.48	1.49

Basic and diluted earnings per ADS

0.98	1.98	1.52	Common and Preferred (1)	2.96	2.98

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

(1) For purposes of comparison, net income per ADS was recalculated for the prior periods, due to the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares which became effective as of July 2, 2007. (See Note 12 of our unaudited consolidated financial statements for the six-month period ended June 30, 2007).

Balance Sheet
(in millions of U.S. dollars, except for share data)

	As of June 30,	As of December
	2007	31, 2006
Assets
Current assets
Cash and cash equivalents	9,007	12,688
Marketable securities	270	346
Accounts receivable, net	6,328	6,311
Inventories	7,689	6,573
Recoverable taxes	2,982	2,593
Other current assets	2,904	2,444

Total current assets	29,180	30,955

Property, plant and equipment, net	69,479	58,897

Investments in non-consolidated companies and other investments	3,614	3,262

Other assets
Accounts receivable, net	1,016	513
Advances to suppliers	934	852
Petroleum and Alcohol Account – Receivable from Federal Government	412	368
Government securities	657	479
Restricted deposits for legal proceedings and guarantees	879	816
Recoverable taxes	1,837	1,292
Others	1,596	1,246

Total other assets	7,331	5,566

Total assets	109,604	98,680

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	6,189	5,418
Taxes payable	4,007	3,357
Short-term debt	1,088	1,293
Current portion of long-term debt	1,857	2,106
Current portion of project financings	2,046	2,182
Current portion of capital lease obligations	213	231
Dividends and interest on capital payable	1,139	3,693
Payroll and related charges	1,591	1,192
Advances from customers	445	880
Other current liabilities	1,761	1,434

Total current liabilities	20,336	21,786
Long-term liabilities
Long-term debt	10,412	10,510
Project financings	3,731	4,192
Employees’ benefits obligation - Pension	5,436	4,645
Employees’ benefits obligation - Health care	6,369	5,433
Capital lease obligations	695	824
Deferred income taxes	3,109	2,916
Other liabilities	2,590	2,109

Total long-term liabilities	32,342	30,629
Minority interest	2,159	1,966
Shareholders' equity
Shares authorized and issued:
Preferred stock – 2007 and 2006 - 1,850,364,698 shares	8,620	7,718
Common stock – 2007 and 2006 - 2,536,673,672 shares	12,196	10,959
Reserves and others	33,951	25,622

Total shareholders' equity	54,767	44,299

Total liabilities and shareholders’ equity	109,604	98,680

Statement of Cash Flows Data
(in millions of U.S. dollars)

				For the first half of,
1Q-2007	2Q-2007	2Q-2006		2007	2006
			Cash flows from operating activities
2,159	4,334	3,351	Net income for the period	6,493	6,514
			Adjustments to reconcile net income to net cash provided
			by operating activities:
1,157	1,382	817	Depreciation, depletion and amortization	2,539	1,633
			Loss on property, plant and equipment, dry holes
141	25	113	costs and impairment of oil and gas properties	166	223
110	(258)	(97)	Deferred income taxes	(148)	265
-	-	(35)	Accretion expense – asset retirement obligation	-	-
224	119	(269)	Foreign exchange and monetary loss (gain)	343	(294)
167	15	112	Minority interest in results of consolidated subsidiaries	182	330
-	-	115	Financial expense on gas hedge operations	-	499
(29)	3	(32)	Others	(26)	(55)

			Decrease (increase) in assets:

(395)	96	1,371	Accounts receivable, net	(299)	1,485
327	(603)	(811)	Inventories	(276)	(1,463)
(482)	(108)	(126)	Recoverable taxes	(590)	(365)
86	271	(167)	Others’	357	(332)

			Increase (decrease) in liabilities
(808)	1,297	202	Trade accounts payable	489	496
489	(198)	(344)	Taxes payable	291	268
			Employee’s post-retirement benefits, net of
119	460	339	unrecognized obligation	579	608
198	380	(281)	Other liabilities	578	(630)

3,463	7,215	4,258	Net cash provided by operating activities	10,678	9,182

(3,545)	(5,491)	(3,092)	Cash flows from investing activities	(9,036)	(5,778)

(3,278)	(2,942)	(1,233)	Cash flows from financing activities	(6,220)	(3,553)

(3,360)	(1,218)	(67)	Increase (decrease) in cash and cash equivalents	(4,578)	(149)

			Effect of exchange rate changes on cash and cash
339	558	34	equivalents	897	663

12,688	9,667	10,418	Cash and cash equivalents at beginning of period	12,688	9,871

9,667	9,007	10,385	Cash and cash equivalents at the end of period	9,007	10,385

Income Statement by Segment

	First half of 2007
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	1,222	22,616	1,502	3,529	10,095	-	-	38,964
Inter-segment net operating revenues	16,377	8,278	516	555	235	-	(25,961)	-

Net operating revenues	17,599	30,894	2,018	4,084	10,330	-	(25,961)	38,964

Cost of sales	(6,645)	(26,198)	(1,816)	(3,015)	(9,350)	-	25,571	(21,453)
Depreciation, depletion and amortization	(1,543)	(485)	(104)	(254)	(73)	(80)	-	(2,539)
Exploration, including exploratory dry holes	(206)	-	-	(300)	-	-	-	(506)
Selling, general and administrative
expenses	(170)	(855)	(201)	(335)	(501)	(681)	37	(2,706)
Research and development expenses	(198)	(73)	(41)	(1)	(3)	(82)	-	(398)
Other operating expenses	(193)	(204)	(136)	(46)	(50)	(683)	-	(1,312)

Cost and expenses	(8,955)	(27,815)	(2,298)	(3,951)	(9,977)	(1,526)	25,608	(28,914)

Equity in results of non-consolidated
companies	-	5	33	68	-	(31)	-	75
Financial income (expenses), net	-	-	-	-	-	(100)	-	(100)
Employee benefit expense for non-active
participants	-	-	-	-	-	(467)	-	(467)
Other taxes	(15)	(35)	(21)	(32)	(44)	(162)	-	(309)
Other expenses, net	(6)	(2)	(9)	50	(2)	(3)	-	28

Income (loss) before income taxes and
minority interest	8,623	3,047	(277)	219	307	(2,289)	(353)	9,277

Income tax benefits (expense)	(2,931)	(1,034)	105	(134)	(104)	1,376	120	(2,602)

Minority interest	(3)	(12)	(42)	(106)	-	(19)	-	(182)

Net income (loss) for the period	5,689	2,001	(214)	(21)	203	(932)	(233)	6,493

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Income Statement by Segment

	First half of 2006
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	1,061	20,556	1,369	1,919	8,616	-	-	33,521
Inter-segment net operating revenues	16,394	7,011	610	552	137	-	(24,704)	-

Net operating revenues	17,455	27,567	1,979	2,471	8,753	-	(24,704)	33,521

Cost of sales	(6,112)	(24,045)	(1,694)	(1,419)	(7,921)	-	23,947	(17,244)
Depreciation, depletion and amortization	(959)	(303)	(78)	(210)	(66)	(17)	-	(1,633)
Exploration, including exploratory dry holes	(162)	-	-	(139)	-	-	-	(301)
Selling, general and administrative
expenses	(204)	(634)	(175)	(231)	(516)	(552)	20	(2,292)
Research and development expenses	(165)	(62)	(30)	(1)	(2)	(79)	- -	(339)
Other operating expenses	61	20	(60)	(5)	13	(271)	(30)	(272)

Cost and expenses	(7,541)	(25,024)	(2,037)	(2,005)	(8,492)	(919)	23,937	(22,081)

Equity in results of non-consolidated
companies	-	5	28	23	-	1	-	57
Financial income (expenses), net	-	-	-	-	-	(336)	-	(336)
Employee benefit expense for non-active
participants	-	-	-	-	-	(508)	-	(508)
Other taxes	(15)	(48)	(21)	(31)	(38)	(134)	-	(287)
Other expenses, net	(54)	(7)	(5)	(1)	-	35	-	(32)

Income (loss) before income taxes, and
minority interest	9,845	2,493	(56)	457	223	(1,861)	(767)	10,334

Income tax benefits (expense)	(3,347)	(846)	28	(137)	(76)	627	261	(3,490)
Minority interest	(110)	(12)	(108)	(110)	-	10	-	(330)

Net income (loss) for the period	6,388	1,635	(136)	210	147	(1,224)	(506)	6,514

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Other Operating Expenses by Segment

	First half of 2007
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Expenses related to Petros Plan repactuation	(106)	(62)	(6)	(4)	(20)	(314)	-	(512)

Institutional Relations and Culture Projects	(17)	(13)	-	-	(10)	(215)	-	(255)
Idle capacity from thermoelectric power plants	-	-	(120)	-	-	-	-	(120)
Losses resulted from Legal Proceedings	(67)	(17)	-	(1)	(24)	(1)	-	(110)
HSE expenses	(4)	(24)	(1)	-	-	(68)	-	(97)
Expenses related to the new salaries plan	(23)	(11)	(2)	(2)	-	(22)	-	(60)
Unscheduled stoppages of plant and equipment	(8)	(31)	-	-	-	-	-	(39)
Ship or pay commitments	-	-	-	(23)	-	-	-	(23)
Other	32	(46)	(7)	(16)	4	(63)	-	(96)

	(193)	(204)	(136)	(46)	(50)	(683)	-	(1,312)

	First half of 2006
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Institutional Relations and Culture Projects	-	(9)	-	-	(21)	(176)	-	(206)
Idle capacity from thermoelectric power plants	-	-	(129)	-	-	-	-	(129)
Losses resulted from Legal Proceedings	(3)	(13)	(2)	(1)	(1)	(53)	-	(73)
HSE expenses	(4)	(3)	-	-	-	(45)	-	(52)
Ship or pay commitments	-	-	-	(29)	-	-	-	(29)
Unscheduled stoppages of plant and equipment	(4)	(20)	-	-	-	-	-	(24)
Bonus received from partners	26	-	-	-	-	-	-	26
Other	46	65	71	25	35	3	(30)	215

	61	20	(60)	(5)	13	(271)	(30)	(272)

Selected Balance Sheet Data by Segment

	First half of 2007
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	4,346	11,019	1,951	2,429	2,592	11,789	(4,946)	29,180

Cash and cash equivalents	-	-	-	-	-	9,007	-	9,007
Other current assets	4,346	11,019	1,951	2,429	2,592	2,782	(4,946)	20,173

Investments in non-consolidated
companies and other							-
investments	43	1,306	445	1,602	21	197		3,614

Property, plant and equipment,
net	39,469	11,648	8,577	6,759	1,659	1,371	(4)	69,479

Non current assets	1,423	473	1,175	609	464	3,705	(518)	7,331

Petroleum and Alcohol Account	-	-	-	-	-	412	-	412
Government securities	-	-	-	-	-	657	-	657
Other assets	1,423	473	1,175	609	464	2,636	(518)	6,262

Total assets	45,281	24,446	12,148	11,399	4,736	17,062	(5,468)	109,604

Selected Balance Sheet Data by Segment

	Year ended December 31, 2006
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents	-	-	-	-	-	12,688	-	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated
companies and other
investments	33	970	394	1,721	20	124	-	3,262

Property, plant and equipment,
net	33,979	9,828	6,828	5,722	1,468	1,072	-	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol Account	-	-	-	-	-	368	-	368
Government securities	-	-	-	-	-	479	-	479
Other assets	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

Selected Data for International Segment

	First half of 2007
	U.S.$ million
	INTERNATIONAL

	E&P	SUPPLY	GAS &	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY.
INTERNATIONAL

ASSETS	8,734	2,286	1,587	348	1,218	(2,774)	11,399

STATEMENT OF INCOME

Net Operating Revenues	1,233	2,659	328	912	13	(1,061)	4,084

Net operating revenues to third parties	363	1,939	300	907	13	7	3,529
Inter-segment net operating revenues	870	720	28	5	-	(1,068)	555

Net income (loss) for the period	(17)	81	59	(10)	(140)	6	(21)

A portion of the expenses associated with idle thermoelectric plants were allocated to Cost of sales given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

	U.S.$ million
	INTERNATIONAL

	E&P	SUPPLY	GAS &	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY.
INTERNATIONAL

ASSETS (As of December 31, 2006)	7,458	2,249	1,499	375	1,007	(2,314)	10,274

STATEMENT OF INCOME
(First half of 2006)

Net Operating Revenues	1,244	1,300	349	658	10	(1,090)	2,471

Net operating revenues to third parties	384	541	328	656	10	-	1,919
Inter-segment net operating revenues	860	759	21	2	-	(1,090)	552

Net income (loss) for the period	265	41	47	(27)	(134)	18	210

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A –
Petrobras
Investor Relations Department
 Theodore M. Helms –
Executive Manager
E-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd
floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 06, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.